UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CHINA SHEN ZHOU MINING & RESOURCES, INC.
(formerly: EARTH PRODUCTS & TECHNOLOGIES INC)

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

  16942H 10 9

(CUSIP Number)

Xiaojing Yu
China Shen Zhou Mining & Resources, Inc.
No.166 Fushi Road, Zeyang Tower, Suite 305, Shijingshan District
Beijing, China 100043
+86 (10) 6886 7279

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 16942H 10 9
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Xiaojing Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER 15,073,600
		8	SHARED VOTING POWER None
		9	SOLE DISPOSITIVE POWER 15,073,600
		10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,073,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.9%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO.: 16942H 10 9
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Xueming Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER 1,870,000
		8	SHARED VOTING POWER None
		9	SOLE DISPOSITIVE POWER 1,870,000
		10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,870,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

EXPLANATORY NOTE: This Amendment No. 2 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 9, 2008, as amended on February 17, 2009 (as amended, the Schedule 13D) and is being filed on behalf of Xiaojing Yu and Xueming Xu (collectively the “Reporting Persons”) to report that the amount of Common Stock owned by Xiaojing Yu has increased, and that such increase resulted solely from Mr. Qijiu Song’s transfer of his shares to Ms. Xiaojing Yu subsequent to his resignation as Vice President on December 22, 2008.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following as the last paragraphs thereof:

On August 14, 2009, Mr. Qijiu Song transferred his 100,000 shares to Ms. Xiaojing Yu for no consideration.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Person:

Date: August 18, 2009

/s/ Xiaojing Yu
Name: Xiaojing Yu
Title: CEO, President and Director

/s/ Xueming Xu
Name: Xueming Xu
Title: Chief Operating Officer and Director